United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
         Suspension of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934.

                           Commission File No. 0-23545

                        Ultimate Franchise Systems, Inc.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)


                      300 International Parkway, Suite 100
                               Heathrow, FL 32746
                                 (407) 333-8998
               --------------------------------------------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                                executive office)

                         Common Stock, $0.001 par value
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
              (Titles of all other classes of securities for which
                  a duty to file reports under Section 13(a) or
                                 15(d) remains)

               Please place an [x] in the box(es) to designate the
            appropriate rule provision(s) relied upon to terminate or
                        suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [x]                 Rule 12h-3(b)(1)(i)          [x]
Rule 12g-4(a)(1)(ii)       [x]                 Rule 12h-3(b)(1)(ii)         [x]
Rule 12g-4(a)(2)(i)        [ ]                 Rule 12h-3(b)(2)(i)          [ ]
Rule 12g-4(a)(2)(ii)       [ ]                 Rule 12h-3(b)(2)(ii)         [ ]
                                               Rule 15d-6                   [ ]

         Approximate number of holders of record as of the certification or notice date: 272*

         * We have approximately 272 round lot shareholders, and another 1,713 non-round lot shareholders.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Ultimate Franchise Systems, Inc. caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  May 16, 2005              Ultimate Franchise Systems, Inc.



                                  By:  /s/ Christopher M. Swartz
                                      ------------------------------------------
                                      Christopher M. Swartz
                                      Its: Secretary and Chief Financial Officer